UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GlobespanVirata, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

3795V106 (CUSIP Number)

September 8, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 3795V106	13G/A	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intersil Investment Company

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,352,460 7. Sole Dispositive Power 8. Shared Dispositive Power 2,352,460

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,460

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 3795V106	13G/A	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intersil Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,352,460 7. Sole Dispositive Power 8. Shared Dispositive Power 2,352,460

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,460

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 3795V106	13G/A	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intersil Communications, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,352,460 7. Sole Dispositive Power 8. Shared Dispositive Power 2,352,460

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,460

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 3795V106	13G/A	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intersil Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,352,460 7. Sole Dispositive Power 8. Shared Dispositive Power 2,352,460

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,460

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 3795V106	13G/A	Page 6 of 9 Pages

Item 1(a). Name of Issuer:

GlobespanVirata, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 Schulz Drive

Red Bank, New Jersey 07701

Item 2(a). Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

Intersil Investment Company;

Intersil Holding GmbH;

Intersil Communications, Inc.; and

Intersil Corporation,

or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated September 10, 2003, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

This Amendment No. 1 to Schedule 13G is being filed pursuant to Rule 13d-2(d) of the Act to report a decrease in the Reporting Persons’ beneficial ownership of GlobespanVirata, Inc.’s common stock by more than five percent. On September 8, 2003, the Reporting Persons sold 13,109,725 shares of GlobespanVirata, Inc.’s common stock, representing an 8.8% decrease in the Reporting Persons’ beneficial ownership of GlobespanVirata, Inc.’s common stock.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to
Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Intersil Communications, Inc. and Intersil Corporation is 675 Trade Zone Boulevard, Milpitas, California 95035. The address of the registered office of Intersil Holding GmbH is c/o Ernst & Young AG, Teufener Strasse 3, Postfach, 9001 St. Gallen, Switzerland. The address of the principal business office of Intersil Investment Company is c/o Griffin Corporate Services, Inc., 300 Delaware Avenue, 9th Floor, Wilmington, Delaware 19801.

Item 2(c). Citizenship:

Intersil Investment Company, Intersil Communications, Inc. and Intersil Corporation are corporations organized under the laws of the State of Delaware. Intersil Holding GmbH is a company organized under the laws of Switzerland.

CUSIP No. 3795V106	13G/A	Page 7 of 9 Pages

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e) CUSIP Number:

3795V106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of September 8, 2003, Intersil Investment Company (“Intersil Investment”) was the direct beneficial owner of 0 shares of common stock. Intersil Investment previously reported direct beneficial ownership of 5,721,008 shares of common stock. As of September 8, 2003, Intersil Holding GmbH (“Intersil GmbH”) was the direct beneficial owner of 2,352,460 shares of common stock. Intersil GmbH previously reported direct beneficial ownership of 9,741,177 shares of common stock. Intersil Communications, Inc. (“Intersil Communications”) holds a 100% ownership interest in both Intersil Investment and Intersil GmbH. Intersil Corporation (“Intersil”) holds a 100% ownership interest in Intersil Communications. As a result, Intersil Investment, Intersil GmbH, Intersil Communications and Intersil may be deemed to share the voting and dispositive power of the 2,352,460 shares of common stock directly beneficially owned by Intersil GmbH.

(b)	Percent of class:

CUSIP No. 3795V106	13G/A	Page 8 of 9 Pages

1.6%, based upon 148,804,803 shares of common stock outstanding as of August 28, 2003.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

2,352,460

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

2,352,460

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 3795V106	13G/A	Page 9 of 9 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2003

INTERSIL INVESTMENT COMPANY

By:	/s/ Jason Richwagen
Name: Jason Richwagen Title: President

INTERSIL HOLDING GMBH

By:	/s/ David Zinsner
Name: David Zinsner Title: Manager

INTERSIL COMMUNICATIONS, INC.

By:	/s/ David Zinsner
Name: David Zinsner Title: Treasurer

INTERSIL CORPORATION

By:	/s/ David Zinsner
Name: David Zinsner Title: Treasurer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 10, 2003

INTERSIL INVESTMENT COMPANY

By:	/s/ Jason Richwagen
Name: Jason Richwagen Title: President

INTERSIL HOLDING GMBH

By:	/s/ David Zinsner
Name: David Zinsner Title: Manager

INTERSIL COMMUNICATIONS, INC.

By:	/s/ David Zinsner
Name: David Zinsner Title: Treasurer

INTERSIL CORPORATION

By:	/s/ David Zinsner
Name: David Zinsner Title: Treasurer